Mail Stop 6010


      May 24, 2005


Mr. Mark A. Samuels
Chief Executive Officer
Spectrx, Inc.
4955 Avalon Ridge Parkway, Suite 300
Norcross, Georgia  30071

	Re:	Spectrx, Inc.
		Form 10-KSB for the Fiscal Year Ended December 31, 2004
      File No. 000-22179


Dear Mr. Samuels:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-KSB for the Fiscal Year Ended December 31, 2004

General

1. We note that you have filed your quarterly Exchange Act reports
during fiscal 2004 under Regulation S-X.   We then note that you
filed your annual Exchange Act report as of December 31, 2004 under
Regulation S-B. Please note that a reporting company may only file
Exchange Act reports under Regulation S-B at the beginning of a fiscal year. You cannot enter the Regulation S-B system during a fiscal year if you have already filed Exchange Act reports for periods included in that fiscal year under Regulation S-X. Please revise this filing to meet the requirements of Regulation S-X. A reporting company may enter the S-B system if it meets both the revenue and public float test for each of the last two fiscal years.

Item 6. Management`s Discussion and Analysis of Financial or Plan of
Operation

2. We note your disclosure that revenue decreased in fiscal 2004 compared to fiscal 2003 related to a change in the way that you accounted for earnout payments related to the BiliChek disposable. This disclosure is vague and unclear. Tell us and revise this filing to clarify if this is a change in accounting policies. Explain to us how you are now accounting for earnout payments and how you were previously accounting for these payments. Support your conclusion that your accounting is appropriate with reference to accounting literature.

Item 7.  Financial Statements and Supplementary Data

Financial Statements

Consolidated Statement of Operations

3. We note that you classified the gain on the sale of your Bilichek product line of $4.2 million and $1.1 million for year ended
December
31, 2004 and 2003 as non-operating revenue. Revise this filing to properly classify this gain as a component of operating income
(loss).  Refer to paragraph 45 of SFAS 144.

Notes to Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition

4. We note that your disclosure that you enter into collaborative arrangements. Your accounting for these arrangements is unclear.
Tell us and revise this filing to address the following:

* Describe how you account for the associated costs under these arrangements since you recognize revenue when milestones have been achieved.

* Clarify when you recognize revenue related to your license fees under these arrangements. We note that you defer these licenses fees and recognize them when earned. Describe to us how you determine and measure when these fees are earned.

* Cite the accounting literature relied upon.

Note 6.  Stockholders` Equity

5. We note that you have classified $4.8 million related to your redeemable convertible preferred stock as a liability within your consolidated balance sheet. We also note your settlement agreement with Abbott for the redemption of these securities. Tell us and revise this filing to explain if you measure these instruments at fair value with changes in fair value recognized in earnings at each reporting date. Refer to paragraph 24 of SFAS 150.

6. We note that you granted and canceled a significant number of stock options in each period. Please revise the filing to explain the circumstances surrounding the number of grants in 2003 and 2004, and explain how they related to the number of cancellations in those periods. Explain to how you considered Question 11(b) of FIN 44 in your accounting for these cancellations and grants.

      *    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite your review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
551-
3639, Kevin Vaughn, Staff Accountant at (202) 551-3643 or me at
(202)
551-3327 if you have questions regarding these comments.


      							Sincerely,



								Michele Gohlke
								Branch Chief


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Mr. Mark A. Samuels
Spectrx, Inc.
May 24, 2005
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